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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Technical Olympic USA, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

878483106

(Cusip Number)

Patricia M. Petersen, Esq.
 4000 Hollywood Boulevard, Suite 500 North
 Hollywood, Florida 33021
 (954) 364-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 878483106			Page 2 of 12 pages

1.	Name of Reporting Person: Technical Olympic, Inc. (formerly Technical Olympic USA, Inc.)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*(1)
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 25,578,787 shares

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 25,578,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,578,787 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 91.75%

14.	Type of Reporting Person (See Instructions): CO*

(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

2

CUSIP No. 878483106			Page 3 of 12 pages

1.	Name of Reporting Person: Technical Olympic (UK) PLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*(1)
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Great Britain

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 25,578,787 shares

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 25,578,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,578,787 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 91.75%

14.	Type of Reporting Person (See Instructions): OO*

(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

3

CUSIP No. 878483106			Page 4 of 12 pages

1.	Name of Reporting Person: Technical Olympic S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*(1)
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Greece

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 25,578,787 shares

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 25,578,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,578,787 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 91.75%

14.	Type of Reporting Person (See Instructions): OO*

(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

4

CUSIP No. 878483106	13D	Page 5 of 12 pages

     This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on December 27, 1999 and amended on February 14, 2000, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

ITEM 1. SECURITY AND ISSUER.

Item 1 is hereby amended in its entirety to read as follows:

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the “Common Stock”), of Technical Olympic USA, Inc., a Delaware corporation (f/k/a Newmark Homes Corp.) (the “Issuer”). The address of the Issuer’s principal executive offices is 4000 Hollywood Boulevard, Suite 500 North, Hollywood, Florida 33021.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby amended in its entirety to read as follows:

     (a)  Name of Person(s) Filing this Statement (the “Reporting Persons”):

     Technical Olympic, Inc., (f/k/a Technical Olympic USA, Inc.) a corporation formed under the laws of the State of Delaware, Technical Olympic (UK) PLC, a company formed under the laws of Great Britain and Technical Olympic S.A., a company formed under the laws of Greece. Technical Olympic S.A. is the sole shareholder of Technical Olympic (UK) PLC and Technical Olympic (UK) PLC is the sole shareholder of Technical Olympic, Inc. Technical Olympic S.A. is publicly traded on the Athens Stock Exchange and Mr. Constantine Stengos owns more than 5% of its outstanding stock.

     (b)  Business Address of Reporting Persons:

Technical Olympic, Inc. 1200 Soldiers Field Drive Sugar Land, Texas 77479

Technical Olympic (UK) PLC 20 Solomou Street Ana Kalamaki Athens, Greece 17456

Technical Olympic S.A. 20 Solomou Street Ana Kalamaki Athens, Greece 17456

     (c)  Present Principal Occupation or Employment: Technical Olympic, Inc. is a holding company that invests directly or indirectly in various companies.

     Technical Olympic (UK), PLC is a holding company that invests directly or indirectly in various companies and engages in the real estate industry.

     Technical Olympic S.A. is engaged principally in infrastructure and real estate development in Greece and other European countries and, indirectly through the Issuer, in the United States.

     (d)  None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 878483106	13D	Page 6 of 12 pages

     (e)  None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

     (f)  Citizenship of Reporting Persons:

Technical Olympic S.A.	-	Greece

Technical Olympic (UK) PLC	-	Great Britain

Technical Olympic, Inc.	-	Delaware, United States of America

     Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to add the following:

     Technical Olympic, Inc. was the sole stockholder of Engle Holdings Corp. (“Engle Holdings”). Upon consummation of the Merger described below in Item 4 of this Amendment, in exchange for its 9,500 shares of Engle Holdings, Technical Olympic, Inc. received 16,378,787 shares of Common Stock. In addition, the Issuer assumed approximately $75 million of debt incurred by Technical Olympic, Inc.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended to add the following:

     On June 25, 2002, the Issuer consummated the merger of Engle Holdings with and into the Issuer (the “Merger”). Stockholder approval of the Merger was obtained by a written consent in lieu of a stockholders’ meeting signed by Technical Olympic, Inc. dated April 5, 2002 pursuant to Section 228 of the Delaware General Corporation Law.

     Pursuant to the terms of the Agreement and Plan of Merger among the Issuer, Engle Holdings and Technical Olympic, Inc., as the sole stockholder of Engle Holdings, dated April 8, 2002, each issued and outstanding share of Engle Holdings common stock was exchanged for 1,724.08294 shares of Common Stock. As a result of the Merger, 16,378,787 additional shares of Common Stock were issued to Technical Olympic, Inc. upon consummation of the Merger.

     In addition, in connection with the Merger, Technical Olympic, Inc. approved, by written consent in lieu of a stockholders’ meeting of the Issuer dated April 5, 2002, amendments to the Issuer’s Certificate of Incorporation (i) increasing the number of authorized shares of Common Stock from 30,000,000 to 67,000,000, (ii) increasing the maximum number of authorized directors on the Issuer’s board from 10 to 15 and (iii) changing the Issuer’s corporate name to “Technical Olympic USA, Inc.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

     (a)  (1) Technical Olympic, Inc. is the record and beneficial owner of the 25,578,787 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 27,878,787 shares of Common Stock outstanding, represents 91.75% of the outstanding shares of Common Stock.

     (2)  Technical Olympic (UK) PLC, in its capacity as the sole shareholder of Technical Olympic, Inc., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of

CUSIP No. 878483106	13D	Page 7 of 12 pages

25,578,787 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 27,878,787 shares of Common Stock outstanding, represents 91.75% of the outstanding shares of Common Stock.

     (3)  Technical Olympic S.A., in its capacity as the sole shareholder of Technical Olympic (UK) PLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 25,578,787 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 27,878,787 shares of Common Stock outstanding, represents 91.75% of the outstanding shares of Common Stock.

     The Reporting Persons expressly disclaim (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

     Except as set forth below, none of the persons identified on Schedule A beneficially own any Common Stock:

Name	Number of Shares		Percent

Constantine Stengos	25,000		.09%
Yannis Delikanakis	297,000	(1)	1.05%
Antonio B. Mon	579,594	(1)	2.04%
Tommy L. McAden	144,900	(1)	.52%

(1)	Consists of shares issuable upon exercise of stock options that have already vested or will vest within 60 days of the date of this Amendment.

All such persons have the sole power to vote and dispose of the shares of Common Stock they beneficially own.

     (b)  The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

     (c)  Except as set forth below, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days:

On January 1, 2003, the Issuer granted Mr. Delikanakis the following options to purchase Common Stock:

•	117,000 options that are immediately exercisable at an exercise price of $17.17 per share;

•	540,000 options that are exercisable in three tranches of 180,000 options on January 1, 2003, January 1, 2004 and January 1, 2005 at an exercise price of $18.89, $20.78 and $22.86 per share, respectively; and

•	243,000 options that fully vest on December 31, 2009, but are subject to accelerated vesting depending on whether and to what extent the Common Stock price exceeds the average common stock price of a specified peer group at the end of the applicable performance period and are exercisable at an exercise price of $17.17 per share.

On December 31, 2002, the Issuer granted Mr. Mon the following options to purchase Common Stock:

•	228,320 options that are immediately exercisable at an exercise price of $17.17 per share;

•	1,053,823 options that are exercisable in three tranches of 351,274, 351,274 and 351,275 options on January 1, 2003, January 1, 2004 and January 1, 2005 at an exercise price of $18.89, $20.78 and $22.86 per share, respectively; and

•	474,221 options that fully vest on December 31, 2009, but are subject to accelerated vesting depending on whether and to what extent the Common Stock price exceeds the average common stock price of a specified peer group at the end of the applicable performance period and are exercisable at an exercise price of $17.17 per share.

CUSIP No. 878483106	13D	Page 8 of 12 pages

On December 31, 2002, the Issuer granted Mr. McAden the following options to purchase Common Stock:

•	57,082 options that are immediately exercisable at an exercise price of $17.17 per share;

•	263,454 options that are exercisable in three tranches of 87,818 options on January 1, 2003, January 1, 2004 and January 1, 2005 at an exercise price of $18.89, $20.78 and $22.86 per share, respectively; and

•	118,555 options that fully vest on December 31, 2009, but are subject to accelerated vesting depending on whether and to what extent the Common Stock price exceeds the average common stock price of a specified peer group at the end of the applicable performance period and are exercisable at an exercise price of $17.17 per share.

     (d)  There is no other person that is known to have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

     On June 25, 2002, the Issuer and Technical Olympic, Inc. entered into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuer and Technical Olympic, Inc. agreed that the Issuer will register under the Securities Act the resale of all of the shares of common stock or securities issued in respect of, or in exchange for, such common stock currently held, or from time to time hereafter held, by Technical Olympic, Inc. Technical Olympic, Inc. has the right to request that the Issuer file, and use its best efforts to have declared effective as soon as practicable, a registration statement with the SEC at any time (subject to the aggregate value of the registrable securities being at least $2,000,000 and certain cut-back provisions). The Issuer will not be required to file a registration statement more frequently than once every six months. Furthermore, if the Issuer is eligible to use a Form S-3, the Issuer has agreed to file, and use its best efforts to have declared effective, a shelf registration statement with the SEC upon the request of Technical Olympic, Inc. (subject to the registrable securities having a minimum aggregate disposition price of at least $2,000,000). The Issuer must use its best efforts to keep the shelf registration statement continuously effective. The Issuer will not be required to file a registration statement more than twice in any twelve-month period. In addition, if the Issuer registers the sale of any of its securities by the Issuer or any other holder of its securities in connection with an underwritten offering, Technical Olympic, Inc. has the right to request that its shares be included in such registration statement, subject to certain cut-back provisions.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following:

1.	Agreement and Plan of Merger, dated April 8, 2002, by and among Newmark Homes Corp., Engle Holdings Corp. and Technical Olympic, Inc. (Incorporated by reference to Exhibit 99.A to the Information Statement on Schedule 14-C, dated June 3, 2002).

2.	Registration Rights Agreement, dated June 25, 2002, among Technical Olympic USA, Inc. and Technical Olympic, Inc. (Incorporated by reference to Exhibit 2.2 to the Form 8-K, dated July 9, 2002).

CUSIP No. 878483106	13D	Page 9 of 12 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2003

TECHNICAL OLYMPIC, INC

By: /s/ Constantine Stengos

Name: Constantine Stengos Title: President

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2003

TECHNICAL OLYMPIC (UK) PLC

By: /s/ Constantine Stengos

Name: Constantine Stengos Title: Director

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2003

TECHNICAL OLYMPIC S.A.

By: /s/ Constantine Stengos

Name: Constantine Stengos Title: Managing Director

CUSIP No. 878483106	13D	Page 10 of 12 pages

SCHEDULE A

Board of Directors and Executive Officers of Technical Olympic, Inc.

Name, Business Address and Position
With Technical Olympic, Inc.	Present Principal Occupation or Employment	Citizenship

Constantine Stengos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 President and Director	President and Managing Director of Technical Olympic S.A.	Greece

Yannis Delikanakis 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Vice President and Director	General Manager — Real Estate of Technical Olympic S.A.	Greece

George Stengos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Director	General Manager — Procurement of Technical Olympic S.A.	Greece

Zoi Stengou 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Director	Vice President of Technical Olympic S.A.	Greece

Antonio Mon 4000 Hollywood Boulevard Suite 500 North Hollywood, Florida 33021 Chief Executive Officer	Executive Vice Chairman, Chief Executive Officer, President and Director of Technical Olympic USA, Inc.	United States of America

Andreas Stengos 1200 Soldiers Field Drive Sugar Land, Texas, 77479 Director and Treasurer	General Manager and Director of Technical Olympic S.A.	Greece

Michael Levak 1200 Soldiers Field Drive Sugar Land, Texas, 77479 Chief Financial Officer	Chief Financial Officer of Technical Olympic, Inc.	United States of America

CUSIP No. 878483106	13D	Page 11 of 12 pages

Board of Directors and Executive Officers of Technical Olympic (UK) PLC

Name, Business Address and Position
With Technical Olympic (UK) PLC	Present Principal Occupation or Employment	Citizenship

Constantine Stengos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Director	President and Managing Director of Technical Olympic S.A.	Greece

Zoi Stengou 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Director	Vice President of Technical Olympic S.A.	Greece

Andreas Stengos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Director	General Manager and Director of Technical Olympic S.A.	Greece

George Stengos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Director	General Manager — Procurement of Technical Olympic S.A.	Greece

Board of Directors and Executive Officers of Technical Olympic S.A.

Name, Business Address and Position
With Technical Olympic S.A.	Present Principal Occupation or Employment	Citizenship

Constantine Stengos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 President and Managing Director	President and Managing Director of Technical Olympic S.A.	Greece

Andreas Stengos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 General Manager and Director	General Manager and Director of Technical Olympic S.A.	Greece

Zoi Stengou 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Vice President	Vice President of Technical Olympic S.A.	Greece

George Stengos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 General Manager — Procurement	General Manager — Procurement of Technical Olympic S.A.	Greece

Constantinos Lampos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Technical Manager	Technical Manager of Technical Olympic S.A.	Greece

CUSIP No. 878483106	13D	Page 12 of 12 pages

Yannis Delikanakis 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 General Manager — Real Estate	General Manager — Real Estate of Technical Olympic S.A.	Greece

Athanassids Klapadakis 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Legal Services Manager	Legal Services Manager of Technical Olympic S.A.	Greece

George Bassas 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Director (Non-executive)	Director (Non-executive) of Technical Olympic S.A.	Greece

Stephanos Tsotsos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Director (Non-executive)	Director (Non-executive) of Technical Olympic S.A.	Greece

Constantinos Lyrigos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Construction Manager	Construction Manager of Technical Olympic S.A.	Greece

Constantinos Rizopoulos 20 Solomou Street Ana Kalamaki, Athens, Greece 17456 Chief Financial Officer	Chief Financial Officer of Technical Olympic S.A.	Greece

     None of the persons identified in this Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the persons identified in this Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.